Exhibit 99.1

EARLY WARNING REPORT
UNDER NATIONAL INSTRUMENT 62-103

This report is made pursuant to Part 3 of National Instrument 62-103 in connection with the securities of Louvem Mines Inc. ("Louvem").

1.	Name and address of Offeror

Richmont Mines Inc. ("Richmont" or the "Offeror") 161, avenue Principale Rouyn-Noranda Québec J9X 4P6

2.

Designation and number, or principal amount, of securities and the Offeror’s security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

Not applicable.

3.

Designation and number, or principal amount, of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release.

Richmont owns 18,147,790 common shares of Louvem (the "Louvem Shares"), representing approximately 70% of the 25,929,689 issued and outstanding Louvem Shares.

4.	Designation and number, or principal amount of securities, and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	The Offeror, either alone or together with joint actors, has ownership and control,

Ownership of 18,147,790 Louvem Shares, representing approximately 70% of the issued and outstanding Louvem Shares.

(ii)	The Offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor,

Not applicable.

(iii)	The Offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	(a) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

Not applicable.

(b) The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

Not applicable.

6.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Richmont Mines Inc. announced on March 31, 2010 that Richmont has notified Louvem that it intends to acquire all of the issued and outstanding shares of Louvem that are not currently owned by Richmont (the "Transaction"). Richmont holds approximately 70% of the shares of Louvem. Richmont has entered into support agreements whereby certain Louvem shareholders holding approximately 54% of the Louvem shares not already owned by Richmont have agreed to support the Transaction.

Richmont has delivered a letter to the independent directors of Louvem requesting that Louvem form a special committee and retain a financial advisor to assess the terms of the Transaction.

Under the proposed Transaction, holders of shares of Louvem would receive on share of Richmont for each 5.4 shares of Louvem held by them. Such consideration represents a value of 0.76 per Louvem share and is a premium of approximately 48% to Louvem shareholders, based on the respective closing prices on the TSX-V and the TSX of the Louvem shares and the Richmont shares on March 30th, 2010.

The Transaction remains subject to the approval of the Board of Directors of Louvem, regulatory approvals, the execution of definitive documentation and the approval of the Louvem shareholders. Richmont expects to issue approximately 1.4 million shares if the proposed Transaction is completed. There can be no assurance that the Transaction will be completed.

7.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

Not applicable.

8.	The names of persons or companies acting jointly or in concert with the Offeror in connection with the disclosure required above.

Not applicable.

9.

Nature and value of consideration paid by the Offeror in Canadian dollars, if the transaction or occurrence disclosed in this report did not take place on a stock exchange or other published market for the securities.

Not applicable.

10.	When applicable, a description of any change in any material facts set out in a previous report under the legislation stated above.

Not applicable.

11.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

Not applicable.

DATED this 7th day of April, 2010.

RICHMONT MINES INC.

By:	/s/ Martin Rivard
Martin Rivard
President & Chief Executive Officer